Filed by Gramercy Property Trust Inc.

pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gramercy Property Trust Inc.
Commission File No.: 1-32248
Date: July 14, 2015

A Q&A with CEO Gordon DuGan regarding

Gramercy Property Trust’s Merger with Chambers Street Properties

Q: The CSG deal appears to be a big step for GPT - upon completion, the total enterprise value (TEV) of the combined company is expected to be 40% larger than GPT. How are you preparing for integration?  What costs savings do you expect from this combination?

GD: The proposed transaction is a merger between CSG and GPT and we will have the benefits of combining the capabilities of both of our respective platforms.  Our portfolios are very complementary with lots of market overlap so we believe the combined portfolio can be managed more efficiently through this combination.   As a result, we expect material cost savings that will benefit both set of shareholders. We estimate we will be able to save shareholders approximately $15MM a year through this combination, and those savings flow to the bottom line and increase FFO/AFFO per share.

The integration of systems and financial reporting can begin prior to closing and coincidentally both entities operate on the same accounting platform (Yardi), so this should be a relatively smooth process.

Q: What were the key drivers that you considered in looking at this merger?

GD: We are very asset quality focused in anything we look at.  We focus on assets that are well suited to their respective markets and that have the ability to be re-leased or sold in the event that you lose a tenant.  In reviewing the CSG portfolio we were very impressed by the overall quality of the assets that they own — The CSG team has assembled an institutional quality portfolio with high quality buildings located in major markets throughout the US with the features and amenities that would make them competitive in their respective markets.

We are also very focused on relative valuation.   In the case of CSG, we believe that we were able to negotiate a merger at an exchange ratio that we believe fairly values both portfolios and gives us the room needed to sell and reposition assets without adversely impacting the quality or returns on the rest of the portfolio.

When looking at the CSG merger we also considered how the two portfolios fit together and whether they could be managed cost effectively as a combined entity.  Both CSG and GPT own similar assets in similar markets and in our view the portfolios fit together very well.

Q: What are your plans to dispose of assets and reposition the portfolio? Specifically, is there a strategy to minimize the exposure to CSG’s office assets?

GD: We plan to implement a strategy to dispose of a portion of the combined Company’s office assets to decrease the amount of office exposure and reposition the portfolio around core industrial and specialty assets. We announced that we plan to sell $500MM to $700MM of office assets initially but this number could grow to more than $1 billion as the disposition strategy evolves.

CSG owns a significant amount of office assets and we believe it will be important to decrease this exposure over time in order to reposition the portfolio and decrease the ongoing cap-ex requirements and mitigate some of the mark to market risk in certain single tenant office assets.  Our plan is to sell select office assets and redeploy capital into net leased industrial assets that would meet our underwriting criteria, with a goal of decreasing office exposure to less than 25% of the portfolio over time.

We believe CSG owns very high quality assets, approximately 80% of which were acquired by them between 2008 and 2012 — a generally favorable time to be a buyer of real estate assets.  We believe that we will be able to sell selected assets at attractive pricing that will allow us to reposition the portfolio without a significant drag on earnings.  The private market remains very robust for real estate assets like the ones targeted for sale and we currently expect strong demand for the assets we will look to sell.  We can begin the sales process for assets in advance of the closing of the merger so we plan to begin the portfolio repositioning work immediately.  We plan on releasing an asset disposition and portfolio repositioning plan that will give investors further detail around our plans.

Q: What do you think about the financial strength of the combined companies?

GD: We think that combining one investment grade rated company with another investment grade rated company and roughly doubling the asset size of each company should be viewed as a positive by investors who are looking for dividends from investment-grade rated, financially strong companies.

Q: Do you have any thoughts about how this merger affects the management incentive payout levels?

GD: GPT management elected to waive the change of control under our LTIP plan and leave the current plan in place, so our LTIP units are unaffected by this transaction other than the target prices are adjusted by the exchange ratio.  Our current plan has an outperformance target of $36/share.  The merger is being structured with GPT being merged into CSG so the share price target will be adjusted by the exchange ratio ($36 divided by 3.1898 or $11.29/share) albeit with a bigger and more diversified portfolio.

Q: Can you tell me how the merger will impact GPT’s dividend policy (if any)? What is your target AFFO payout ratio?

GD: GPT has been operating with a relatively low payout ratio and CSG has been operating with a higher payout ratio.  While the board hasn’t set the dividend or the dividend policy for the combined company yet, we expect it will be a payout ratio somewhere between the two companies’ respective policies.

Q: Recently, GPT entered the retail sector via the recently acquired Life Time Fitness portfolio.  Does GPT intend to invest in more retail assets?

GD: We do not intend to be a buyer of commodity net leased retail assets, but we would consider specialty retail assets if we believe they offer a compelling risk adjusted return.  We have lots of experience with Lifetime Fitness going back many years and think very highly of them as an operator.  We had an opportunity to acquire a portfolio in a sale leaseback at attractive terms and we were very excited to participate.  We may acquire other specialty retail assets in the future, but I would not expect them to make up more than 10% of our portfolio long term.  We plan to continue with the sale of a portion of the Lifetime portfolio and have received strong interest in the market place thus far.

Q: GPT recently announced its European JV and this transaction adds additional European exposure (via CSG).  Can you walk us through your plan for Europe going forward?

GD: We set up a JV with a group of institutional investors in order to pursue European acquisitions without putting significant foreign exchange risk on our own balance sheet.  We will seek to transfer CSG’s European assets into our JV following the closing of the merger and intend to continue to acquire European assets into the JV in the future.  This structure allows us to grow our European portfolio but reduces foreign exchange risk on our balance sheet.

Q: What is GPT’s plan with respect to the use of balance sheet leverage?

GD: Gramercy has and expects to continue to maintain a low leverage, investment grade balance sheet.  We believe the most important metrics to measure leverage are debt to EBITDA, debt to total asset value and unsecured debt to unencumbered assets.  GPT scores very highly against all of these metrics and we believe the combined company would continue to do so.

Q: Is this transaction a strategic shift for GPT?

GD: Since we took over as the management team for GPT 3 years ago, we have been focused on acquiring one-off individual industrial assets, and small portfolios augmented by larger office and industrial portfolios that we believed were misunderstood by the marketplace or where value-add asset management was required to realize value over time.  This was the case with the $485MM Bank of America portfolio we acquired in 2012, the $400MM Dividend Capital Portfolio we acquired earlier this year and now with the merger with CSG.  We believe this merger is very consistent with the plan we set out to execute 3 years ago and believe the GPT and CSG portfolios fit together very well.  We look forward to applying our experience and investment and asset management expertise to the combined company to continue to realize value for shareholders.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the transactions referred to in this material, Chambers Street expects to file a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement of Gramercy and Chambers Street that also constitutes a preliminary prospectus of Chambers Street.  After the registration statement is declared effective, Gramercy and Chambers Street will mail a definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of Chambers Street.  This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Gramercy or Chambers Street may file with the SEC and send to Gramercy’s stockholders and/or the Company’s shareholders in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS OF GRAMERCY AND CHAMBERS STREET ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Gramercy or Chambers Street through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Gramercy will be available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at 212-297-1000.  Copies of the documents filed with the SEC by Chambers Street will be available free of charge on Chambers Street’s website at

www.chambersstreet.com or by contacting Chambers Street’s Investor Relations Department at 609-806-2682.

Gramercy and Chambers Street and their respective directors/trustees and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015 and other filings filed with the SEC. Information about the trustees and executive officers of Chambers Street is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015, and other filings filed with the SEC. These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Gramercy and Chambers Street, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Gramercy and Chambers Street’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “in-creases,” and “potential,” and similar expressions.  All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements.  Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  Some of the factors that may affect outcomes and results include, but are not limited to: (i)  risks associated with the parties’ ability to obtain the required shareholder approval to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Gramercy and Chambers Street from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.